ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of dollars)
	SEPTEMBER 30	JUNE 30
	2010	2010
ASSETS
Current Assets
Cash and cash equivalents	$13,268	$24,383
Restricted cash and deposits	2,589	3,232
Accounts and other receivable	4,060	2,354
Prepaid expenses and other current assets	165	720
	20,082	30,689
Restricted Cash and Deposits	3,889	4,379
Property, Plant and Equipment (see note 5)	23,799	15,556
Mineral Properties (see note 6)	96,319	84,057
Intangible Assets	768	929
	$144,857	135,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,471	$9,864
Consulting services contract loss provision	337	156
	12,808	10,020
Consulting Services Contract Loss Provision	361	360
Deferred Revenue	498	452
Deposits Under Silver Purchase Agreement (see note 7)	37,104	30,382
Asset Retirement Obligations	1,980	1,511
Future Income Tax Liabilities	6,852	7,995
	59,603	50,720
Shareholders’ Equity	85,254	84,890
	$144,857	$135,610

COMMITMENTS (see note 13)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30		(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)
	2010	2009

Consulting Revenue	$1,653	$1,512

Consulting Costs	1,180	1,033

Gross Profit	473	479

Expenses
Accretion of asset retirement obligations	9	5
Amortization of property, plant, and equipment (see note 5)	41	49
Amortization of intangible assets	38	123
Business development and investor relations	165	133
Foreign exchange loss	4	39
Office and miscellaneous	274	220
Professional fees	271	90
Regulatory fees	24	18
Salaries and contractors and stock-based compensation	1,019	671
Travel	75	48
Write-down of property, plant, and equipment	-	30
Write-down of intangible assets	123	-

	2,043	1,426

Loss Before Other Income and Recovery of Taxes	(1,570)	(947)

Other Income
Interest income	56	8
Miscellaneous income	-	70

Loss Before Recovery of Taxes	(1,514)	(869)

Recovery of Taxes
Future	1,164	147

Net Loss and Comprehensive Loss	$(350)	$(722)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.02)
Weighted Average Number of Shares Outstanding (in thousands of shares)	53,303	43,080

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30		(unaudited)
(expressed in thousands of dollars)
	2010	2009

Cash Flows from Operating Activities
Net loss	$(350)	$(722)
Items not affecting cash from operations –
Unearned revenue	46	-
Consulting services contract loss provision	182	(15)
Accretion of asset retirement obligations	9	5
Amortization of property, plant and equipment (see note 5)	58	105
Amortization of intangible assets	38	123
Stock-based compensation	245	67
Recovery of future taxes	(1,164)	(147)
Write-down of intangible assets	123	-
Write-down of property, plant and equipment	-	30

	(813)	(554)

Expenditures on asset retirement obligations	(26)	(68)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(1,705)	97
Prepaid expenses and other current assets	275	198
Accounts payable and accrued liabilities	198	(267)

	(2,071)	(594)

Cash Flows from Investing Activities
Investment in mineral properties	(10,332)	(4,625)
Purchase of property, plant and equipment	(6,959)	(1,051)
Increase in restricted cash and deposits	(3,720)	(10)
Decrease in restricted cash and deposits	4,854	4,004

	(16,157)	(1,682)

Cash Flows from Financing Activities
Receipt of deposits under silver purchase agreement	6,722	-
Common shares issued on exercise of stock options	391	-
Common shares issued on exercise of warrants	-	420

	7,113	420

Increase (Decrease) in Cash and Cash Equivalents	(11,115)	(1,856)

Cash and Cash Equivalents – Beginning of Period	24,383	10,045

Cash and Cash Equivalents – End of Period	$13,268	$8,189

SUPPLEMENTAL INFORMATION (see note 10)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2010	(unaudited)

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2009	43,079,586	70,022	2,854	5,223	1,090	(19,426)	59,763

Exercise of warrants	210,000	454	(34)	-	-	-	420
Compensation expense recognized	-	-	-	67	-	-	67
Stock options expired	-	-	-	(7)	7	-	-
Net loss for the period	-	-	-	-	-	(722)	(722)

Balance – September 30, 2009	43,289,586	$70,476	$2,820	$5,283	$1,097	$(20,148)	$59,528

Equity offerings, net of issuance costs	9,725,000	33,091	-	-	-	-	33,091
Issuance costs attributed to renunciation of exploration expenditures	-	(4,650)	-	-	-	-	(4,650)
Compensation expense recognized	-	-	-	1,371	-	-	1,371
Exercise of stock options	174,350	451	-	(168)	-	-	283
Stock options expired	-	-	-	(224)	224	-	-
Exercise of warrants	-	-	-	-	2,584	-	2,584
Warrants expired, net of tax	-	-	(2,820)	-	-	-	(2,820)
Net loss for the period	-	-	-	-	-	(4,497)	(4,497)

Balance – June 30, 2010	53,188,936	99,368	-	6,262	3,905	(24,645)	84,890

Compensation expense recognized	-	-	-	323	-	-	323
Exercise of stock options	391,667	599	-	(208)	-	-	391
Stock options expired				(8)	8		-
Net loss for the period	-	-	-	-	-	(350)	(350)

Balance – September 30, 2010	53,580,603	$99,967	$-	$6,369	$3,913	$(24,995)	$85,254

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and internationally.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2010.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Property, Plant and Equipment

			September 30,
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,804	$1,125	$2,679
Ore processing mill under construction	18,902	-	18,902
Heavy machinery and equipment	3,198	1,306	1,892
Leasehold improvements	436	265	171
Furniture and office equipment	205	123	82
Computer hardware and software	393	320	73

	$26,938	$3,139	$23,799

			June 30,
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

During the three month period ended September 30, 2010, the Corporation recorded total amortization of property, plant and equipment of $279,000 (2009 – $224,000), of which $189,000 (2009 – $119,000) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs and $32,000 (2009 – $nil) was capitalized to the ore processing mill under construction. The balance of $58,000 (2009 – $105,000) has been charged to income, of which $17,000 is recorded in consulting costs and $41,000 is reflected under general expenses (2009 – $56,000 and $49,000, respectively).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

6.	Mineral Properties

		Expenditures
	June 30	Incurred	September 30
	2010	In the Period	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$3,553
Lucky Queen	148	-	148
McQuesten	2,158	-	2,158
Onek	1,277	-	1,277
Silver King	1,424	-	1,424
Other Keno Hill Properties	4,837	-	4,837
Brewery Creek	21	52	73
Other	98	-	98

	13,516	52	13,568

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	44,298	8,514	52,812
Lucky Queen	5,127	1,422	6,549
McQuesten	91	38	129
Onek	10,579	-	10,579
Silver King	4,806	205	5,011
Other Keno Hill Properties	5,551	2,031	7,582
Brewery Creek	-	-	-
Other	89	-	89

	70,541	12,210	82,751

Total	$84,057	$12,262	$96,319

7.	Deposits Under Silver Purchase Agreement

	September 30	June 30
	2010	2010

Deposits under silver purchase agreement	$37,104	$30,382

During the three month period ended September 30, 2010, the Corporation received further deposit payments totaling US$6,409,000 (CAD$6,722,000) under its silver purchase agreement with Silver Wheaton Corp., which deposit amounts are being paid on a monthly draw-down basis to fund the Bellekeno mine development and infrastructure and ore processing mill construction costs. As at September 30, 2010, the balance of such deposit amounts remaining to be drawn down totaled US$16,692,000. Subsequent to September 30, 2010, a further US$6,306,000 of such deposit amounts has been received.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

8.	Warrants

The changes in warrants issued are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount
Balance – June 30, 2009	$5.37	2,094,689	$2,854
Exercise of warrants	$2.00	(210,000)	(34)
Balance – September 30, 2009	$5.75	1,884,689	2,820
Warrants expired	$5.75	(1,884,689)	(2,820)
Balance – June 30, 2010 and September 30, 2010	-	-	$-

9.	Stock-Based Compensation

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2009	$2.90	3,801,100	$5,223

Stock options granted	$2.18	50,000	-
Compensation expense recognized	-	-	67
Options expired	$4.46	(3,000)	(7)

Balance – September 30, 2009	$2.89	3,848,100	5,283

Stock options granted	-	1,382,000	-
Compensation expense recognized	-	-	1,371
Options exercised	$1.62	(174,350)	(168)
Options expired	$4.54	(110,000)	(224)

Balance – June 30, 2010	$3.03	4,945,750	6,262

Compensation expense recognized	-	-	323
Options exercised	$1.00	(391,667)	(208)
Options expired	$3,45	(5,000)	(8)

Balance – September 30, 2010	$3.21	4,549,083	$6,369

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at September 30, 2010 are summarized as follows:

		Options Outstanding		Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	525,000	1.71	$ 0.80	525,000	$ 0.80
$1.50	127,500	2.21	$ 1.50	127,500	$ 1.50
$1.65	418,750	5.47	$ 1.65	418,750	$ 1.65
$2.18	50,000	5.81	$ 2.18	50,000	$ 2.18
$2.90	200,000	6.39	$ 2.90	150,000	$ 2.90
$3.08	880,000	2.63	$ 3.08	880,000	$ 3.08
$3.45	1,175,333	6.48	$ 3.45	394,000	$ 3.45
$3.88	15,000	4.64	$ 3.88	15,000	$ 3.88
$4.46	177,500	4.37	$ 4.46	177,500	$ 4.46
$4.99	730,000	3.30	$ 4.99	730,000	$ 4.99
$5.19	150,000	4.03	$ 5.19	150,000	$ 5.19
$5.38	50,000	3.67	$ 5.38	50,000	$ 5.38
$5.90	50,000	3.42	$ 5.90	50,000	$ 5.90

	4,549,083	3.94	$ 3.21	3,717,750	$ 3.16

The stock-based compensation expense recognized during the three month period ended September 30, 2010 in respect of options granted was $323,000 (2009 – $67,000), of which $245,000 (2009 – $67,000) have been charged to income and $78,000 (2009 – $nil) have been capitalized to mineral properties.

Subsequent to September 30, 2010, a total of 424,002 incentive stock options have been exercised.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

10.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended September 30, 2010 and 2009 is summarized as follows:

	2010	2009

Composition of Cash and Cash Equivalents
Cash	$6,294	$1,990
Demand deposits	6,974	6,199

	$13,268	$8,189

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Increase (decrease) in non-cash working capital related to:
Mineral properties	$1,240	$(1,385)
Property, plant and equipment	$1,450	$589

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

11.	Segmented Information

For the three months ended	Consulting	Mineral
September 30, 2010	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,288	$-	$-	$1,288
Non-Canadian	365	-	-	365
Intersegment	553	-	-	553
Total segment revenues	2,206	-	-	2,206
Intersegment revenues eliminated on consolidation	(553)	-	-	(553)
Total revenues as reported	$1,653	$-	$-	$1,653

Segment loss before recovery of taxes	$(39)	$-	$(1,475)	$(1,514)

Total assets	$5,121	$125,907	$13,829	$144,857

For the three months ended	Consulting	Mineral
September 30, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,028	$-	$-	$1,028
Non-Canadian	484	-	-	484
Intersegment	471	-	-	471
Total segment revenues	1,983	-	-	1,983
Intersegment revenues eliminated on consolidation	(471)	-	-	(471)
Total revenues as reported	$1,512	$-	$-	$1,512

Segment loss before recovery of taxes	$(89)	$(30)	$(750)	$(869)

Total assets	$5,286	$74,207	$8,340	$87,833

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

12.	Related Party Transactions

During the three month period ended September 30, 2010, the Corporation incurred $23,000 (2009 – $24,000) in respect of rent of office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At September 30, 2010, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2010 – $5,400).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Commitments

As of September 30, 2010, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of the Bellekeno mine development and construction project, totaled approximately $2,950,000.

As of September 30, 2010, as a consequence of its renunciation of deductible exploration expenditures to the purchasers of flow-through shares issued in December 2009, the Corporation remained committed to incur further renounceable exploration expenditures by December 31, 2010 totaling $3,139,000.